Exhibit 3.5

STATE of DELAWARE

LIMITED LIABILITY COMPANY

CERTIFICATE of FORMATION

First:	The name of the limited liability company is ATT Southern LLC.

Second:	The address of its registered office in the State of Delaware is:

251 Little Falls Drive, New Castle County, Wilmington, Delaware 19808-1674.

The name of its registered agent at such address is Corporation Service Company.

Third:	The existence of the limited liability company shall continue until cancellation of its Certificate of Formation.

Fourth:	Management of the limited liability company is vested in a board of managers as provided in a limited liability company agreement as the same may be adopted, amended or restated from time to time.

IN WITNESS WHEREOF, the undersigned hereby executes this Certificate of Formation of ATT Southern LLC, on this 30th day of January, 2019.

/s/ Jennifer Adamy
Authorized Person
Jennifer Adamy